

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Dorlyn Evancic
Chief Financial Officer
Gemco Minerals, Inc.
#203 - 20189 56TH Ave.
Langley, British Columbia V3A 3Y6

> **Re: Gemco Minerals, Inc.**
> **Item 4.01 Form 8-K/A Filed September 4, 2009**
> **File No. 000-51523**
> **Response Letter Dated September 10, 2009**

Dear Mr. Evancic:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief